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                                                                     EXHIBIT 2.2


                                September 1, 1998



Katz Digital Technologies, Inc.
Twenty-One Penn Plaza
New York, New York  10001
Attn:  Gary Katz, Chairman

Gentlemen:

         Reference is made to Section 3.4(v) of the Merger Agreement dated September 1, 1998 (the "Merger Agreement") among Photobition Group PLC, KDT Acquisition Corp. and Katz Digital Technologies, Inc. Capitalized terms used herein and not otherwise defined herein will have the meanings set forth in the Merger Agreement.

         The undersigned agrees that, at the Effective Time, the holders of each of the 769,806 outstanding Unvested Company Options at the Effective Time will be entitled to receive from Photobition and/or the Surviving Corporation, in lieu of each share of Company Common Stock issuable pursuant to such Company Option, an amount in cash (without interest) equal to the difference between (A) the Merger Consideration and (B) the exercise price payable upon the exercise of such Company Option. No Unvested Company Option or share of Company Common Stock subject thereto shall be deemed to be outstanding or to have any rights after the Effective Time other than those set forth in this agreement.

         The payment of consideration in respect of each Unvested Company Option pursuant to this agreement shall be subject to the terms and conditions set forth in the Merger Agreement, and shall be payable in accordance with the same procedures set forth in the Merger Agreement with respect to the payment of amounts in respect of Vested Company Options at the Effective Time.
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                                                     PHOTOBITION GROUP PLC



                                                     /S/  Eddie Marchbanks
                                                     ---------------------------
                                                     Eddie Marchbanks
                                                     Chairman